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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

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                                 LSB CORPORATION
             (Exact name of registrant as specified in its charter)

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
              MASSACHUSETTS                              04-3557612
       (State of incorporation or           (I.R.S. Employer Identification No.)
              Organization)

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
         30 MASSACHUSETTS AVENUE
      NORTH ANDOVER, MASSACHUSETTS                          01845
(Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

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
Title of each class   Name of each exchange on which
To be so registered   each class is to be registered
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
NONE
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
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If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.   X
                                            -----

Securities Act registration statement file number to which this form relates:
______________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered.

     On January 26, 2006, the Board of Directors of LSB Corporation (the "Company"), ratified and approved that certain Renewed Rights Agreement between the Company and Computershare Trust Company, N.A., as rights agent (the "Renewed Rights Agreement"), to become effective on December 19, 2006, the expiration date of the Company's Current Rights Plan (as hereinafter defined). A copy of the Renewed Rights Agreement is attached as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 31, 2006, and is incorporated by reference herein.

     When effective, the Renewed Rights Agreement will further amend and extend that certain Rights Agreement dated as of December 19, 1996 between Lawrence Savings Bank and State Street Bank and Trust Company, as rights agent (as amended to reflect the substitution of Computershare Trust Company, N.A. as successor rights agent), as assumed by the Company concurrently with its reorganization as the holding company for Lawrence Savings Bank effective July 1, 2001 (the "Current Rights Plan"). For a description and the text of the Current Rights Plan as assumed by the Company, please see the Company's Current Report on Form 8-K dated July 2, 2001 and Exhibit 4.4 thereto, which description and exhibit are hereby incorporated by reference herein. For a description of the rights to be distributed under the Current Rights Plan, please see the Form F-10 filed by Lawrence Savings Bank with the Federal Deposit Insurance Corporation on December 20, 1996 and Exhibit 1 thereto, which form and exhibit are attached hereto as Exhibit 4.3 and hereby incorporated by reference herein.

Rights; Distribution of Rights.

     On November 17, 2005, the Board of Directors declared a dividend distribution of one right (as defined in the Renewed Rights Agreement, a "Right;" collectively, the "Rights") for each share of the Common Stock of the Company, par value $.10 per share (the "Common Stock"), to be distributed to holders of record of the Common Stock issued and outstanding as of the close of business on December 19, 2006, the expiration date of the Current Rights Plan. Each Right will entitle the registered owner (other than an "Acquiring Person" or "Adverse Person" as hereinafter defined) upon the occurrence of certain triggering events, to purchase from the Company a "Unit" consisting of one one-hundredth of a share of Series A Participating Preferred Stock, par value $.10 per share, of the Company at a purchase price of $85.00 per Unit, subject to adjustment (the "Purchase Price").

     The following description of the Rights is only a summary and is not complete, and is subject to and should be read together with the text of the Renewed Rights Agreement.

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Exercise of Rights; Expiration of Rights.

     The Rights will be exercisable, and transferable apart from the Common Stock, only if (x) a person acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock (any such person, an "Acquiring Person"), other than as a result of repurchases of stock by the Company or an inadvertent acquisition by an institutional shareholder, (y) a third party makes a tender offer which, if consummated, would result in someone becoming an Acquiring Person, or (z) the Board declares a Person to be an Adverse Person, as discussed further below. The Rights will expire 10 years after the date of issuance.

Determination of Adverse Person.

     An Adverse Person, in general, is any Person declared as such by the Board,
(A) upon (i) a determination that such Person has become the beneficial owner of an amount of Common Stock determined to be substantial (not less than 5% of the outstanding shares of Common Stock) and (ii) a determination by the Board after reasonable inquiry and investigation, including taking into account past actions or positions of such Person with respect to other issuers, that such beneficial ownership by such Person (1) is intended to cause or is reasonably likely to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action which would provide such Person with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its stockholders would not be served or (2) is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company; or (B) upon a determination that such Person is a present or future interested stockholder (as defined in Chapter 110F of the Massachusetts General Laws) with respect to shares of Common Stock who, without the prior approval of the Board: (i) has increased, after the later of the date of the Renewed Rights Agreement and the date on which such Person first became an interested stockholder, its beneficial ownership of Common Stock within any twelve month period by an amount equal to the lesser of (1) one percent of the outstanding shares of Common Stock or (2) such fraction of a percentage of the outstanding shares of Common Stock as is equal to the quotient obtained by dividing 1 by the number of percentage points (including fractions) by which the percentage of the outstanding shares of Common Stock beneficially owned by such Person on the later of the date of the Renewed Rights Agreement and the date on which the Person first became an interested stockholder exceeds 5% of the outstanding shares of Common Stock; or
(ii) has taken, after the date of the Renewed Rights Agreement and during the three year period following the date such Person first became an interested stockholder, any public action which, in the good faith judgment of the Board, has the purpose or effect of advocating that the Company pursue a potential sale.

"Flip-In" Feature.

     If any person becomes an Acquiring Person or the Board of Directors determines any person to be an Adverse Person, each Right will entitle the holder (other than an Acquiring Person or an Adverse Person) to purchase, at the then current "Exercise Price" (the Purchase Price times the number of shares of Common Stock (initially, one) associated with each Right), Common

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Stock (or, in certain circumstances, to receive a combination of Common Stock, other securities, cash or other property) having a value of twice the Right's Exercise Price. Rights that are, or (under certain circumstances specified in the Renewed Rights Plan) were, beneficially owned by any Acquiring Person or an Adverse Person will be null and void.

"Flip-Over" Feature.

     If, at any time while there is an Acquiring Person, the Company engages in a merger or other business combination transaction with a person in which the Common Stock is changed or exchanged or 50% or more of its assets or earning power is sold, each Right (not previously voided by the occurrence of a Flip-in Event) will entitle its holder (other than an Acquiring Person or an Adverse Person) to purchase, at the Right's then current Exercise Price, common stock of such person having a calculated value of twice the Right's then current Exercise Price.

Redemption of Rights.

     The Board of Directors is entitled to redeem the Rights at a nominal redemption price ($0.001 per Right) at any time prior to the tenth business day following a public announcement that a person or group has become an Acquiring Person. The foregoing notwithstanding, the Rights may not be redeemed after the Board of Directors has determined that any person is an Adverse Person.

Amendments.

     The terms of the Rights generally may be amended by the Board without the approval of the holders of the Rights in any manner at any time prior to the Distribution Date of the Rights and thereafter by the Board in certain respects, including (a) generally to shorten or lengthen any time period (including the redemption period prior to the Rights becoming non-redeemable) and (b) other amendments not adverse to the interests of holders of Rights. The Renewed Rights Agreement, however, may not be amended at such time as the Rights are not redeemable.

     The foregoing description is a summary and is not complete, and is subject to and should be read together with the entire text of the Renewed Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 31, 2006, and is incorporated by reference herein.

Preferred Stock Provisions.

     On December 30, 2005, the Company submitted for filing in the Office of the Secretary of the Commonwealth of Massachusetts certain Articles of Amendment ("Articles of Amendment") of the Company's Articles of Organization, designating a series of 200,000 shares of Series A Junior Participating Preferred Stock (the "Preferred Stock"), reserved for issuance upon exercise of rights issued pursuant to the Current Rights Plan or Rights issued pursuant to the Renewed Rights Agreement (the Current Rights Plan and the Renewed Rights Agreement are collectively referred to herein as the

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"Plans"). The Articles of Amendment specify the rights and preferences of the
Preferred Stock.

     Each Unit (defined in the Plans to mean one one-hundredth of a share) of Preferred Stock, if issued upon exercise of Rights under the Plans:

     - will be redeemable at any time in whole, but not in part, at the option of the Company's Board of Directors at a cash price per Unit equal to the average market value of a share of Common Stock, plus dividends accrued and unpaid thereon;

     - will entitle the holder on a cumulative basis to receive quarterly dividend payments of $0.10 per Unit ($10.00 per share), subject to adjustment, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater;

     - will entitle holders upon liquidation to receive, subject to adjustment, $1.00 per Unit ($100 per share) plus an amount equal to accrued and unpaid dividends and distributions thereon, prior to any distribution with respect to the Common Stock, and following distribution of an equivalent amount with respect to the Common Stock, to participate on a pro rata basis with the Common Stock in any further distribution in respect of such stock;

     - will have the same voting power as one share of the Company's Common Stock, voting together with such Common Stock as one class on all matters submitted to a vote of stockholders;

     - if shares of the Company's Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per Unit payment equal to the payment made on one share of Common Stock; and

     - based on these terms, is expected to have a value approximately equal to the value of one share of the Company's common stock.

     This summary description of the rights and preferences of the Preferred Stock is qualified in its entirety by reference to the text of the Articles of Amendment, attached as Exhibit 3(i).1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, and is hereby incorporated by reference herein.

ITEM 2. EXHIBITS.

(d) The following exhibits are filed herewith:

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
3(i).1 Articles of Amendment of Articles of Organization of LSB Corporation, dated December 30, 2005, incorporated by reference to Exhibit 3.(i)1 to LSB Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006

4.1 Rights Agreement dated December 19, 1996 between Lawrence Savings Bank and State Street Bank and Trust Company, incorporated by reference to
         Exhibit 4.4 to LSB Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2001

4.2 Renewed Rights Agreement, dated as of November 17, 2005, between LSB Corporation and Computershare Trust Company, N.A., incorporated by reference to Exhibit 4.1 to LSB Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2006

4.3 Form F-10 filed by Lawrence Savings Bank with the Federal Deposit Insurance Corporation on December 20, 1996 and Exhibit 1 thereto
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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) LSB CORPORATION

DATE: January 31, 2006


By: /s/ Gerald T. Mulligan
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    Gerald T. Mulligan,
    President and Chief Executive
    Officer


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EXHIBIT INDEX

Exhibit No.                               Description
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
3(i).1        Articles of Amendment of Articles of Organization of LSB
              Corporation, December 30, 2005, incorporated by reference to
              Exhibit 3(i).1 to LSB Corporation's Current Report on Form 8-K
              filed with the Securities and Exchange Commission on January
              6, 2006

4.1           Rights Agreement dated December 19, 1996 between Lawrence Savings
              Bank and State Street Bank and Trust Company, incorporated by reference to Exhibit 4.4 to LSB Corporation's Current Report on
              Form 8-K filed with the Securities and Exchange Commission on July 2, 2001

4.2           Renewed Rights Agreement, dated as of November 17,
              2005, between LSB Corporation and Computershare Trust Company,
              Inc., incorporated by reference to Exhibit 4.1 to LSB
              Corporation's Current Report on Form 8-K filed with the
              Securities and Exchange Commission on January 31, 2006

4.3           Form F-10 filed by Lawrence Savings Bank with the Federal
              Deposit Insurance Corporation on December 20, 1996 and Exhibit 1 thereto
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